Eaton Corporation plc
2016 Annual Report on Form 10-K
Item 15(b)
Exhibit 12
Ratio of Earnings to Fixed Charges

	Year ended December 31
(In millions)	2016	2015	2014	2013	2012
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$2,127	$2,145	$1,761	$1,884	$1,251
Adjustments
(Income) loss of equity investees	(14)	(11)	(6)	2	(2)
Distributed income of equity investees	9	9	4	77	19
Interest expensed	240	237	250	290	165
Amortization of debt issue costs	7	8	9	10	74
Estimated portion of rent expense representing interest	73	75	81	80	66
Amortization of capitalized interest	12	10	14	13	12
Adjusted income from continuing operations before income taxes	$2,454	$2,473	$2,113	$2,356	$1,585
Fixed charges
Interest expensed	$240	$237	$250	$290	$165
Interest capitalized	12	13	13	11	23
Amortization of debt issue costs	7	8	9	10	74
Estimated portion of rent expense representing interest	73	75	81	80	66
Total fixed charges	$332	$333	$353	$391	$328
Ratio of earnings to fixed charges	7.39	7.43	5.99	6.03	4.83